UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76 (“Corporations Law”) and CVM Instruction No. 358, of January 3, 2002, in addition to the material facts disclosed on August 11, 2020, September 1, 2020, October 2, 2020 and October 29, 2020, informs its shareholders and the market that, in relation to the business combination of Linx and STNE Participações S.A. (“STNE”) set forth in the Association Agreement signed on August 11, 2020, as amended on September 1, 2020 and October 2, 2020 (“Association Agreement” ), the corporate approvals related to the STNE Transaction were obtained at the extraordinary general meetings of both the Company and STNE held on this date.

The consummation of the STNE Transaction is subject to the verification (or waiver, as the case may be) of certain conditions precedent (“Conditions Precedent”), including the approval of the transaction by the Administrative Council for Economic Defense - CADE, in a definitive manner, as indicated in the protocol and justification of the merger of Linx shares into STNE approved on this date (“Protocol and Justification”).

Once the Conditions Precedent have been implemented or waived, the Company or STNE will notify the other party about the implementation of the Conditions Precedent and the companies will disclose a notice to the market indicating the transaction consummation date, including the date when the shares and American Depositary Shares - ADS issued by Linx will no longer be traded in B3 S.A. - Brasil, Bolsa, Balcão and New York Stock Exchange – NYSE (“Transaction Consummation Date”). On the business day immediately preceding the Transaction Consummation Date, the companies will inform the market of the reference date and the consequent definition of the Linx shareholders who will receive the shares issued by STNE.

As provided for in Article 252, Paragraph 2 of the Corporations Law, shareholders are entitled to a withdrawal right if they are holders, uninterruptedly, from October 2, 2020, the date of execution of the Protocol and Justification, until the Transaction Consummation Date, of shares issued by Linx and have not voted favorably to the merger of Linx shares into STNE, have abstained from voting or did not attend the extraordinary general meeting of the Company held on this date, and if they expressly declare their intention to exercise the right of withdrawal, within 30 (thirty) days from the date of publication of the minutes of the aforementioned meeting. The amount to be paid upon the exercise of the withdrawal right will be equivalent to the equity value of the Linx share as of December 31, 2019, as per the financial statements of Linx approved at the annual general shareholders' meeting held on April 30, 2020, which corresponds to R$ 9.45 (nine reais and forty-five cents) per share, notwithstanding the right to draw up a special balance sheet.

São Paulo, November 17, 2020.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer